Exhibit d.2

EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the ____ day of July, 2003, between Northern Capital Management, LLC (the “Adviser”) and NorCap Funds, Inc. (the “Company”) on behalf of the NorCap Growth Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, interest and brokerage commissions, do not exceed the levels described below.

NOW, THEREFORE, the parties agree as follows:

1.

Fee Reduction/Reimbursement.  The Adviser agrees that from July __, 2003 through June 30, 2007, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Fund and the Adviser dated July __, 2003, and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, interest and brokerage commissions, do not exceed 0.80% (on an annual basis) of the Fund’s average daily net assets.

2.

Fee Recovery.  The Adviser shall be entitled to recoup such amounts for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Fund.

3.

Term.  This Agreement shall terminate on June 30, 2007 unless extended by the mutual agreement of the parties, as provided for in writing.

Executed as of the date first set forth above.

NORTHERN CAPITAL MANAGEMENT, LLC

By:

 /s/ Daniel T. Murphy

Daniel T. Murphy, President

NORCAP FUNDS, INC.

     on behalf of the NorCap Growth Fund

By:

 /s/ Daniel T. Murphy

Daniel T. Murphy, Chairman and President